Exhibit 1


 Media Relations            Investor Relations           Analyst Relations
   Jorge Perez              Abraham Rodriguez              Ricardo Sales
(52 81) 8888-4334           (52 81) 8888-4262              (212) 317-6008


                               [OBJECT OMITTED]

                     U.S. AUTHORITIES CLEAR RMC ACQUISITION

MONTERREY, MEXICO, February 15, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) is pleased to announce that the U.S. anti-trust authorities have cleared the Acquisition of the RMC Group under the applicable U.S. anti-trust legislation. Accordingly, all of the Regulatory Approvals have now been received.

The Court Hearing is scheduled to be held on 28 February 2005, and RMC and CEMEX therefore expect the Scheme to become effective on 1 March 2005. The Scheme Record Time will be 6:00 p.m. on 28 February 2005. CEMEX UK has agreed to dispatch the consideration under the Scheme by 8 March 2005.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 25 October 2004.

The U.S. anti-trust authorities approved the $5.8 billion acquisition of RMC, subject to the divestment of certain ready-mix concrete assets in the metropolitan area of Tucson, Arizona.

Accordingly, CEMEX will divest the RMC ready-mix Tucson, Arizona assets that represent less than 0.5% of the total acquisition value of RMC Group.

CEMEX is a growing global building solutions company. The company provides consistent quality products and reliable services for customers and communities in more than 30 countries across four continents. CEMEX improves their well-being because of its passion to do things better and care for the future. For more information about the company, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual future facts to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual future facts may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.